

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 2, 2018

Via E-mail
Mr. Brian N. Schell
Chief Financial Officer
CBOE Global Markets, Inc.
400 South LaSalle Street,
Chicago, IL 60605

     Re: **CBOE Global Markets, Inc.**
               Form 10-K for the fiscal year ended December 31, 2017
               Filed February 22, 2018
               File No. 1-34774

Dear Mr. Schell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Shannon Sobotka

     Shannon Sobotka
     Staff Accountant
     Office of Real Estate and
     Commodities